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                             August 29, 2022

       Arshia Sarkhani
       Chief Executive Officer
       Asset Entities Inc.
       100 Crescent Ct, 7th Floor
       Dallas, TX 75201

                                                        Re: Asset Entities Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted August
17, 2022
                                                            CIK No. 0001920406

       Dear Mr. Sarkhani:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to prior comments refer to comments in our July 14, 2022 letter.

       Amendment No. 2 to DRS on Form S-1 submitted August 17, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Comparison of the Three Months Ended June 30, 2022 and 2021, page 33

   1. We note that your revenues decreased 55.9% from $181,041 for the three months ended
                                                        June 30, 2021 to
$72,664 for the three months ended June 30, 2022 and that this decrease was primarily due to a
decrease in subscription revenue. Please revise to further explain the reasons for this
decrease. For example, please disclose your number of paying subscribers for each of
these periods and clarify whether there have been any changes to the prices of your
subscription offerings.
 Arshia Sarkhani
Asset Entities Inc.
August 29, 2022
Page 2
General

2. We note your responses to prior comments 4 and 5. We continue to believe that, based on the information provided, the services provided by the company may cause the company
       to meet the definition of    investment adviser    in the Investment
Advisers Act of 1940 (the
       "Advisers Act"). In particular, we believe that certain of the content
on the company   s
       Discord servers, such as trading diaries posted by company personnel, and other content available on its social media, may constitute investment advice. We also reiterate that, in general, disclaimers do not change the character of the advice provided for Advisers Act purposes. Accordingly, please revise statements in the registration statement that such content is not investment advice and that the company is not an
investment adviser    (see,
       e.g., page 11 and page 17). Please also consider making corresponding changes to the
       disclaimers and disclosures on the company   s Discord servers and
elsewhere.
3.     We acknowledge the company   s position that the company may be able to
rely on the
          publisher   s exclusion    contained in the Advisers Act. Please note
that whether the
       company can rely on such exclusion will be a facts-and-circumstances analysis. This
       analysis     as well as the determination of whether the company is an
 investment adviser
           will be informed not only by the content and services available to paid subscribers on
       the company   s Discord servers, but also on the content and services
available to free
       subscribers on such servers, as well as information and services provided on social media and elsewhere, in each case whether by the company itself or by its agents.
4.     Please revise the risk factors on page 17, and elsewhere, as follows:

             Please refer to the possibility of registration as an investment adviser in one or more states, and not solely the SEC.
             Please revise references to investment adviser registration as
being    burdensome
           and, instead, describe, in as much detail as is appropriate, how such registration may
           impact the company   s operations or business model.

       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameArshia Sarkhani
                                                             Division of
Corporation Finance
Comapany NameAsset Entities Inc.
                                                             Office of
Technology
August 29, 2022 Page 2
cc:       Louis Bevilacqua
FirstName LastName